

January 19, 2012

Via E-Mail
Timothy J. Neher
President
Accelerated Acquisition XVII, Inc.
c/o Accelerated Venture Partners
1840 Gateway Drive, Suite 200
Foster City, CA 94404

> **Re:** **Accelerated Acquisition XVII, Inc.**
> **Amendment No. 2 to Form 10**
> **Filed January 6, 2012**
> **File No. 000-54549**

Dear Mr. Neher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 3

1.   We note your response to the last bullet point of comment 6. Please revise your disclosure to state, if true, that Accelerated Venture Partners LLC has no substantial assets and operations other than that derived from the blank check companies of your affiliates. Also disclose, if true, that primary resources of Accelerated Venture Partners LLC have come from Timothy J. Neher. We note response 6 in the letter to us dated December 9, 2011 from your affiliate Accelerated Acquisition XV.

Potential Target Companies, page 5

2.   Please reconcile (1) your response to prior comment 2 and your related disclosure regarding securities transactions with (2) the absence of reports filed pursuant to Section 16 of the Exchange Act.

Form of Acquisition, page 6

3.   If the four-day period mentioned in the penultimate sentence on page 6 refers to the number of days <u>after</u> a transaction, please say so clearly.

Item 2. Financial Information, page 15

4.   The last sentence of page 15 of your Form 10 is inconsistent with your response to prior comment 6. Please clarify.

Conflicts of Interest, page 26

5.   It is unclear why you do not believe that Accelerated Venture Partners LLC's obligations to the private companies present a conflict of interest when selecting target opportunities to present to the registrant. For example, if Accelerated Venture Partners LLC identifies a target that would complement the business plan of one of the private companies, would Accelerated Venture Partners LLC present the opportunity to the registrant? Would Accelerated Venture Partners LLC have a duty to first present the target to the relevant private company? If so, please disclose the nature of the opportunities that Accelerated Venture Partners LLC has an obligation to present to the private companies before those opportunities are presented to the registrant.

6.   From your disclosure regarding "perceived interest" in response to prior comment 21, it is unclear whether you currently have a transaction indentified. If so, it is unclear why you believe you are not required to disclose information regarding that transaction. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Timothy J. Neher
Accelerated Acquisition XVII, Inc.
January 19, 2012
Page 3

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief